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                                October 16, 2020

       Philip Kassin
       President
       RMG Acquisition Corp. II
       50 West Street, Suite 40C
       New York, NY 10006

                                                        Re: RMG Acquisition
Corp. II
                                                            Registration
Statement on Form S-1
                                                            Filed October 6,
2020
                                                            File No. 333-249342

       Dear Mr. Kassin:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 filed October 6, 2020

       General

   1.                                                   We note that Section
9.3 of the warrant agreement filed as Exhibit 4.4 includes an applicable law
provision limiting where claims may be brought (e.g., the courts of the
                                                        State of New York or
the United States District Court for the Southern District of New
                                                        York). Please clarify
if this provision is applicable to investors in this offering and, if so, whether it applies to
claims made under the federal securities laws. If the provision is applicable to investors
in this offering, please also revise your prospectus to discuss the provision, including a
description of any risks or other impacts on investors and whether there is uncertainty as
to its enforceability.

                                                        We remind you that the
company and its management are responsible for the accuracy
 Philip Kassin
RMG Acquisition Corp. II
October 16, 2020
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ruairi Regan at 202-551-3269 or Erin Martin at 202-551-3391 if you
have any questions.



                                                           Sincerely,
FirstName LastNamePhilip Kassin
                                                           Division of
Corporation Finance
Comapany NameRMG Acquisition Corp. II
                                                           Office of Real
Estate & Construction
October 16, 2020 Page 2
cc:       Gregg Noel, Esq.
FirstName LastName